Heartland Group, Inc.
789 North Water Street, Suite 500
Milwaukee, WI 53202

February 5, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Request for Acceleration of the Effective Date of Heartland Group, Inc.’s Pre-Effective Amendment No. 1 to the Proxy Statement/Prospectus on Form N-14 (File No. 333-235679)

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Proxy Statement/Prospectus on Form N-14 be accelerated so that the same will become effective at 8:00 a.m. CT on February 10, 2020, or as soon thereafter as practicable.

ALPS Distributors, Inc., the principal distributor for the Heartland Mid Cap Value Fund, the acquiring fund and a series of the Registrant, also has signed this letter requesting acceleration.

Very truly yours,

Heartland Group, Inc.		ALPS Distributors, Inc.

	/s/ Vinita K. Paul		/s/ Steven B. Price
By:	Vinita K. Paul	By:	Steven B. Price
Title:	Secretary	Title:	SVP & Director of Distribution Services